EXHIBIT 12
HCA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
FOR THE QUARTERS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(Dollars in millions)

	Quarter		Nine Months

	2005	2004	2005	2004

EARNINGS:
Income before minority interests and income taxes	$452	$413	$1,773	$1,610
Fixed charges, excluding capitalized interest	192	170	586	502

	$644	$583	$2,359	$2,112

FIXED CHARGES:
Interest charged to expense	$160	$138	$489	$409
Interest portion of rental expense and amortization of deferred loan costs	32	32	97	93

Fixed charges, excluding capitalized interest	192	170	586	502
Capitalized interest	7	7	19	22

	$199	$177	$605	$524

Ratio of earnings to fixed charges	3.25	3.30	3.90	4.03